UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003.

                        Commission File Number: 001-31883

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      Roger Bouchard Insurance, Inc. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                   First National Bankshares of Florida, Inc.
                            2150 Goodlette Road North
                              Naples, Florida 34102

Roger Bouchard Insurance, Inc. 401(k) Profit sharing
   Plan and Trust

Audited Financial Statements and Supplemental Schedule

As of December 31, 2003 and 2002 and for the year ended
December 31, 2003 with Report of Independent Registered Public
Accounting Firm

                Roger Bouchard Insurance, Inc.
             401(k) Profit Sharing Plan and Trust

                 Audited Financial Statements


   As of December 31, 2003 and 2002 and for the year ended
                      December 31, 2003




                           Contents

Report of Independent Registered Public Accounting Firm.......................1

Audited Financial Statements

Statements of Net Assets Available for Benefits...............................2
Statement of Changes in Net Assets Available for Benefits.....................3
Notes to Financial Statements.................................................4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at
   End of Year)..............................................................13

   Report of Independent Registered Public Accounting Firm

Roger Bouchard Insurance, Inc. 401(k) Profit Sharing Plan and Trust
Clearwater, Florida

We have audited the accompanying statements of net assets available for benefits of Roger Bouchard Insurance, Inc. 401(k) Profit Sharing Plan and Trust as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                              /s/Ernst & Young LLP


Birmingham, Alabama
June 9, 2004

4

                Roger Bouchard Insurance, Inc.
             401(k) Profit Sharing Plan and Trust

       Statements of Net Assets Available for Benefits


                                                       December 31
                                                 2003               2002
                                            -----------------------------------
Assets
Cash                                        $        -           $        638

 Investments at fair value:
   Guaranteed interest accounts                      -                428,100
   Interest in pooled separate accounts      6,205,632              4,507,423
   F.N.B. Corporation common stock             865,010                831,950
   Participant loans                           145,655                 91,034
                                            -----------------------------------
 Total investments                           7,216,297              5,858,507

 Employer contribution receivable              434,020                      -
                                            -----------------------------------
Net assets available for benefits           $7,650,317         $    5,859,145
                                            ===================================


See accompanying notes.

                Roger Bouchard Insurance, Inc.
             401(k) Profit Sharing Plan and Trust

  Statement of Changes in Net Assets Available for Benefits

                 Year ended December 31, 2003


Additions:
   Interest                                                   $         12,956
   Dividends                                                            68,859

   Contributions:
     Participant                                                     1,046,544
     Employer                                                          434,020
                                                            -------------------
Total additions                                                      1,562,379

Deductions:
   Distributions to participants or beneficiaries                      865,999
   Administrative expenses                                              14,621
                                                            -------------------
Total deductions                                                       880,620

 Net appreciation in fair value of investments                       1,109,413
                                                            -------------------

 Net increase                                                        1,791,172

Net assets available for benefits:
   Beginning of year                                                 5,859,145
                                                            -------------------
   End of year                                                  $    7,650,317
                                                            ===================


See accompanying notes.

                Roger Bouchard Insurance, Inc.
             401(k) Profit Sharing Plan and Trust

                Notes to Financial Statements

                      December 31, 2003

1. Description of the Plan

The following description of the Roger Bouchard Insurance, Inc. 401(k) Profit Sharing Plan and Trust (the "Plan") provides general information about the Plan's provisions. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution 401(k) plan, substantially covering all salaried employees of F.N.B. Corporation's (the "Corporation"), insurance agency subsidiary, Roger Bouchard Insurance, Inc. Employees who have completed 90 days of service and are twenty-one or older are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Board of Directors of Roger Bouchard Insurance, Inc. and Gelvin, Jackson & Starr, Inc. (GJS) approved a resolution effective January 1, 2002, to merge the Gelvin, Jackson-& Starr, Inc. Employee Stock Ownership Plan and Tax Sheltered Savings Plan ("GJS-Plans") into the Plan. Although the GJS Plans' assets were not physically transferred into the Plan until the third quarter of 2003, the Plan received legal control of the GJS Plans' assets on January 1, 2002. Beginning January 1, 2002, contributions for eligible GJS participants were paid into the Plan and allocated to the Plan's investment options. GJS participant's distributions, changes in market value of investments and administrative expenses since January 1, 2002 are reflected in the statement of changes in net assets available for benefits.

On July 1, 2003, Roger Bouchard Insurance Inc. completed its business combination with Lupfer-Frakes Insurance, Inc. ("Lupfer-Frakes"). Concurrently, the Lupfer-Frakes Insurance, Inc. 401(k) Plan was terminated. Participants in the
Lupfer-Frakes Insurance, Inc. 401(k) Plan were given three options with their account balances: 1) transfer the vested balance of the account into the Plan; 2) transfer the vested balance of the account into an Individual Retirement Account; or 3) request a lump-sum distribution of the vested balance of the account. Participants in the Lupfer-Frakes Insurance, Inc. 401(k) Plan transferred $133,860 into the Plan during the year ended December 31, 2003.

                Roger Bouchard Insurance, Inc.
             401(k) Profit Sharing Plan and Trust

          Notes to Financial Statements (continued)



1. Description of the Plan (continued)

Contributions

Under the Plan, participating employees may make voluntary pretax contributions to their accounts not to exceed limitations prescribed under the Internal Revenue Code. During 2003, this limit was $12,000. The Corporation, at its discretion, may make a contribution equal to a percentage of each participant's eligible wages. In 2003, the Corporation's discretionary match was 3% of each participant's eligible wages up to $200,000.

Participants of the Plan may direct employee contributions in the following investment options: SEI Diversified Conservative Income Fund, SEI Diversified Conservative Fund, SEI Diversified Global Moderate Growth Fund, SEI Diversified Moderate Growth, SEI-Diversified Global Growth, SEI Diversified Global Stock Fund, SEI Diversified US Stock, SEI International Equity Class I, SEI Small Capital Growth Class I, SEI Small Capital Value Class I, SEI Large Capital Growth Class I, SEI Large Capital Value Class I, SEI S&P 500 Index Class I, SEI Core Fixed Income Class I, SEI Liquid Asset Prime Obligation Fund and F.N.B. Corporation common stock.

Epic Advisors, Inc. is the custodian of all of the Plan's investments.

Participants'     savings     contributions    and    employer
contributions  are  designated  under  a  qualified   deferred
arrangement as allowed by Sections 401(k) and 401(m) of the Internal Revenue Code.

Participant Accounts

Each   participant's   account  is   credited   with   his/her
voluntary contribution and the employer's contribution and an allocation of the Plan's net earnings as defined by the Plan.

Vesting

Participants   are  immediately   vested  in  their  voluntary
contributions plus actual earnings thereon. Participants are 100% vested in the employer's matching contributions and actual earnings thereon after six years of service (see vesting schedule below):

                    Vesting Schedule
       Years of Service                 Percentage
-------------------------------- -------------------------

               1                            0%
               2                           20%
               3                           40%
               4                           60%
               5                           80%
               6                          100%

Forfeitures

Upon termination of a participant, the employer's matching contribution in which the participant is not vested is segregated into a separate account and is used to reduce the Plan's administrative expenses. For the year ended December 31, 2003, forfeitures totaled $4,187.

Payment of Benefits

Upon termination of service, a participant with a vested account balance of less than $5,000 will receive a lump-sum amount equal to the vested value of his or her accounts. A participant who terminates service with a vested account balance of greater than $5,000 has the following options: he or she may leave his or her account under the Plan, request a lump-sum distribution of the vested account balance, or receive payments at normal retirement age or the required beginning date as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. The Plan also permits distributions in the event of the participant's permanent disability, death, early retirement, or attainment of normal retirement age as defined in the Plan (age 55).

Participant Loans

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through payroll deductions.

Administrative Expenses

All administrative expenses of the Plan, except for investment fees, are paid by the Corporation. Such expenses have historically been comprised of fees of audit, custody and recordkeeping services and have been immaterial in relation to the Corporation and the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants will become 100% vested in their accounts.

2. Summary of Accounting Policies

Basis of Presentation

The  financial  statements  have been  prepared on the accrual
basis  of  accounting  in  accordance   with  U.S.   generally
accepted accounting principles.

Valuation of Investments

The Principal pooled separate accounts investments are valued using accumulation units and are stated at fair value. The dividends, interest, and realized and unrealized gains for the underlying funds are factored into the value of the separate account funds. The dollar value per unit of participation is determined by dividing the total value of the separate account by the total number of units of participation held in the separate account.

The  investments  in shares of  guaranteed  interest  accounts
are   stated  at  their  fair   value.   F.N.B. Corporation's
common stock is traded on the New York Stock Exchange under the trading symbol "FNB" and is valued using the closing price on the last day of the plan year. The participant
loans  are  valued  at  their   outstanding   balance,   which
approximates fair value.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The following presents investments that represent 5% or more of the Plan's net assets.

                                                           December 31
                                                       2003           2002
                                                 --------------- --------------

Principal Guaranteed Interest Accounts           $         -       $    368,896
SEI Diversified Conservative Income                  899,202            274,620
SEI Diversified Global Growth                        923,203            663,610
SEI Diversified Moderate Growth                    1,141,541            568,592
SEI Diversified U S Stock                          1,031,848            749,225
SEI Diversified Global Stock Fund                    828,165            308,484
SEI Liquid Asset Prime Obligation Fund               501,622            398,549
Principal Government Security Separate Account             -            540,366
F.N.B. Corporation Common Stock                      865,010            831,950

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:



Interest in pooled separate accounts                  $      903,117
F.N.B. Corporation common stock                              206,296
                                                    ----------------
                                                        $  1,109,413
                                                    ================

4. Income Tax Status

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). However, the plan adminsitrator believes that the Plan has been designed to comply with the requirement of the Code and has indicated that it will take the necessary steps, if any, to bring the Plan's operations and/or document into compliance with the Code.

5. Parties-in-Interest Transactions

The First National Trust Company is the Trustee for the Plan. Certain plan investments are interests in pooled separate accounts managed by SEI Investment Company. The majority of administrative expenses of the Plan are paid by the Corporation. Such expenses have historically been comprised of fees for audit, custody and recordkeeping
services  and  have  been   immaterial   in  relation  to  the
Corporation and the Plan.

6. Spin-off Transaction

On January 1, 2004, First National Bankshares of Florida, Inc. ("First National Bankshares") was spun-off from the
Corporation   through   a   tax-free   distribution   to   the
shareholders of the Corporation. On December 31, 2003, the Corporation transferred the net assets of its Florida operations (First National Bank of Florida, Roger Bouchard Insurance, Inc. and First National Wealth Management Company) to First National Bankshares, a newly created subsidiary of the Corporation. On the date of the spin-off, the Corporation distributed one share of First National Bankshares' common stock to its shareholders for each share of the Corporation's common stock owned on the record date, December 26, 2003.

Effective Januray 1, 2004, the Plan changed its name to Roger Bouchard Insurance, Inc. 401(K) Profit Sharing Plan. In addition, certain provisions of the Plan were changed to meet "safe harbor"
criteria  as  defined by the Internal   Revenue   Service
(the   "IRS").   Under  the  new provisions  of  the  plan,
employees are allowed to make voluntary pre-tax contributions to their accounts of up to 100% of annual compensation subject to certain  IRS  limits. First National  Bankshares will make a
qualified  non-elective contribution    of   3%   of    the
participant's annual compensation.  First National  Bankshares, at its discretion, may  also  make  a  profit sharing contribution.
Employee contributions    and    employer qualified non-elective
contributions vest immediately. Profit-sharing contributions remain subject to the 6-year vesting schedule as previously described in the "Vesting" section.

Effective January 1, 2004, employees could direct voluntary contributions into the First National Bankshares of Florida, Inc. common stock investment option. However, participants could no longer direct employee contributions to the F.N.B. Corporation common stock investment option. Participants, at their discretion, may maintain the balance in the F.N.B. Corporation investment option or reallocate the balance to other investment options offered by the Plan. First National Bankshares of Florida, Inc.'s common stock is traded on the New York Stock Exchange under the trading symbol "FLB".

Effective   January  1,  2004,   Principal   Financial   Group
("Principal") became the custodian and trustee of the Plans's assets. Participant' account balances were transferred to investment options managed by the Principal.

                             SUPPLEMENTAL SCHEDULE

                Roger Bouchard Insurance, Inc.
             401(k) Profit Sharing Plan and Trust

                 EIN: 59-1117778 Plan No. 001
                     Schedule H, Line 4i

           Schedule of Assets (Held at End of Year)

                      December 31, 2003

                                               (c) Description of Investment
             (b) Identity of Issue,          Including Maturity Date, Rate of
          Borrower, Lessor, or Similar     Interest, Collateral, Par or Maturity                      (e) Current
 (a)                 Party                                 Value                      (d) Cost           Value
------- --------------------------------- ---------------------------------------- ---------------- -----------------

  *     SEI Investment Company            Diversified Conservative Income                           $       899,202

                                          Diversified Conservative Fund                                     205,051
                                          Diversified Global Moderate Growth Fund                           317,236
                                          Diversified Moderate Growth                                     1,141,541
                                          Diversified Global Growth                                         923,203
                                          Diversified Global Stock Fund                                     828,165
                                          Diversified U S Stock                                           1,031,848
                                          International Equity Class I                                       36,661
                                          Small Capital Growth Class I                                       55,234
                                          Small Capital Value Class I                                        43,162
                                          Large Capital Growth Class I                                       25,871
                                          Large Capital Value Class I                                        33,968
                                          S&P 500 Index Class I                                              58,551
                                          Core Fixed Income Class I                                         104,317
                                          Liquid Asset Prime Obligation                                     501,622
                                                                                                    -----------------
                                                                                                          6,205,632

  *     F.N.B. Corporation                Common Stock - participant directed                               865,010

  *     Participant Loans                 Interest rates ranging from 5.00% to
                                            9.50%                                                           145,655
                                                                                                    -----------------

        Total Investments                                                                            $    7,216,297
                                                                                                    =================


* Represents a party-in-interest to the Plan.

Column (d) has not been presented as this information is not applicable for participant-directed investments.

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                            ROGER BOUCHARD INSURANCE, INC. 401(k)
                            PROFIT SHARING PLAN



Date: June 25, 2004         /s/Robert T. Reichert
-------------------         -------------------------
                            Robert T. Reichert
                            Senior Vice President,
                            Chief Financial Officer and
                            Treasurer of First National
                            Bankshares of Florida, Inc.